

November 19, 2010

Gregory R. L. Smith
Chief Financial Officer
Image Sensing Systems, Inc.
500 Spruce Tree Centre
1600 University Avenue West
St. Paul, MN 55104

> **Re:** **Image Sensing Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 000-26056**

Dear Mr. Smith:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief